FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 17, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 10 and 16 October 2024 (both inclusive).

The cash amount of the shares purchased to 16 October 2024 as a result of the execution of the Buy-back Programme amounts to 629,026,942 Euros, which represents approximately 41.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
10/10/2024	SAN	Purchase	XMAD	1,099,545	4.5373
10/10/2024	SAN	Purchase	CEUX	562,923	4.5410
10/10/2024	SAN	Purchase	TQEX	51,241	4.5418
10/10/2024	SAN	Purchase	AQEU	286,291	4.5410
11/10/2024	SAN	Purchase	XMAD	1,299,648	4.5426
11/10/2024	SAN	Purchase	CEUX	441,167	4.5446
11/10/2024	SAN	Purchase	TQEX	57,796	4.5454
11/10/2024	SAN	Purchase	AQEU	201,389	4.5470
14/10/2024	SAN	Purchase	XMAD	1,499,480	4.5837
14/10/2024	SAN	Purchase	CEUX	382,813	4.5770
14/10/2024	SAN	Purchase	TQEX	42,126	4.5856
14/10/2024	SAN	Purchase	AQEU	75,581	4.5800
15/10/2024	SAN	Purchase	XMAD	1,098,449	4.6108
15/10/2024	SAN	Purchase	CEUX	622,001	4.5930
15/10/2024	SAN	Purchase	TQEX	72,781	4.5916
15/10/2024	SAN	Purchase	AQEU	206,769	4.5947
16/10/2024	SAN	Purchase	XMAD	1,249,795	4.6161
16/10/2024	SAN	Purchase	CEUX	514,422	4.6145
16/10/2024	SAN	Purchase	TQEX	76,379	4.6148
16/10/2024	SAN	Purchase	AQEU	159,404	4.6160
			TOTAL	10,000,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 17 October 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 10/10/2024 and 16/10/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-10-a-16-oct-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 17, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance